SEA BREEZE POWER CORP.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

September 19, 2005 TSX-VENTURE: SBX

Juan de Fuca Transmission Cable – FERC Approves Negotiated Rate Proposal

Sea Breeze Power Corp. is pleased to announce that Sea Breeze Pacific Juan de Fuca Cable, LP (“Sea Breeze Pacific JDF”, a joint venture with Boundless Energy NW, Inc.), has been granted an order by the U.S. Federal Energy Regulatory Commission (“FERC”) approving Sea Breeze Pacific JDF to sell transmission rights at negotiated rates on its proposed Juan de Fuca Cable, a high voltage direct current (“HVDC”) submarine transmission line from Victoria, British Columbia to Port Angeles, Washington.

The transmission rights will be sold via an “Open Season” process, which is an auction hosted by the transmission proponent whereby utilities may bid for the right to transmit power on the line. Sea Breeze Pacific JDF recently conducted preliminary meetings with utilities from Western Canada and the US Pacific Northwest outlining the Open Season process. The winning bids will be announced in November 2005.

In a September 15, 2005 press release referencing the Sea Breeze Pacific JDF project, FERC Commission Chairman Joseph T. Kelliher observed, “U.S. investment in transmission infrastructure has seriously lagged electricity demand growth for years. Merchant transmission projects, in which the project developers and not ratepayers assume the investment risk, can play a useful role in expanding competitive options and improving grid reliability.”

Sea Breeze Pacific JDF has arranged with ABB Inc. (“ABB”) for technical support for the project. ABB is an international EPC contractor and leading manufacturer of HVDC equipment and cables, and has been instrumental in supporting the feasibility process of the project.

About Sea Breeze Power Corp.:
Sea Breeze Power Corp. is a leading developer of renewable energy in British Columbia. Its proposed Knob Hill Wind Farm received environmental approvals in September 2004, and is believed to be the largest single onshore wind farm development in the world to receive planning approval. The Knob Hill Wind Farm has been permitted for a nameplate capacity of up to 450 megawatts – capable of generating enough electricity to power approximately 135,000 homes. For more information about Sea Breeze Power Corp., please visit: www.seabreezepower.com.

About Boundless Energy, LLC:
Boundless Energy, LLC (an affiliate of Boundless Energy NW, Inc.) was the transmission engineering principal and originator in concept of the Neptune Regional Transmission consortium, whose contract with Long Island Power Authority recently secured in excess of $US 600 million financing for the installation of a 65-mile, 660-megawatt HVDC submarine transmission cable from northern New Jersey to central Long Island, New York. Construction is under way to meet the in-service date of 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Paul Manson.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.225
	Voice:	604-689-2991 ext.225
	Fax:	604-689-2990

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